[NATIONWIDE LETTERHEAD]

August 27, 2012

Via EDGAR

James E. O’Connor, Esquire
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      Nationwide Mutual Funds (the “Registrant”)
(File No. 333-182595)

Dear Mr. O’Connor:

On behalf of the above-referenced Registrant, below is a separate correspondence as requested by the Staff’s comments conveyed to us on August 3 and 6, 2012, with regard to the Registration Statement on Form N-14 (the “Registration Statement”), filed by the Registrant with the U.S. Securities and Exchange Commission (“SEC”) on July 9, 2012, pursuant to Rule 488 under the Securities Act of 1933, as amended.  You have requested that the Registrant provide its analysis for determining that UBS Global Equity Fund  and UBS High Yield Fund (each, a “Target Fund” and together, the “Target Funds”) will each be the accounting survivor of the proposed reorganizations (“Reorganizations”) into the Nationwide Global Equity Fund and Nationwide High Yield Bond Fund, respectively (each, an “Acquiring Fund” and together, the “Acquiring Funds”).  The Registrant responds as follows:

Introduction

The Reorganizations will involve:  (i) the acquisition by the Registrant, on behalf of each Acquiring Fund, of all of the property, assets and goodwill of its corresponding Target Fund, in exchange solely for shares of beneficial interest of the Acquiring Fund; (ii) the assumption by the NMF Trust, on behalf of each Acquiring Fund, of all of the liabilities of its corresponding Target Fund; (iii) the distribution of the shares of each Acquiring Fund to the shareholders of the corresponding Target Fund according to their respective interests in complete liquidation of each Target Fund; and (iv) the dissolution of each Target Fund as soon as practicable after the closing.  Each Acquiring Fund is a shell fund that has not yet commenced operations and has been created for the purpose of acquiring the corresponding Target Fund’s assets and assuming its liabilities. As such, the Acquiring Funds do not have any operating history or performance information.

As set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), the determination of whether an acquiring fund may use the historical performance of an acquired fund depends on a consideration of five factors.  Based on its analysis of the factors, the

James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
August 27, 2012

Registrant has determined that each Target Fund is the appropriate accounting survivor following the Reorganizations.  Each of the factors, along with the relevant analysis, is discussed below.

Accounting Survivor Analysis

(i)  Investment Advisers.  UBS Global Asset Management (Americas) Inc. (“UBS Global AM (Americas)”) serves as the investment adviser to the Target Funds.  Nationwide Fund Advisors (“NF Advisors”) will serve as the investment adviser, and UBS Global AM (Americas) will serve as the sole subadviser, to the Acquiring Funds.  The same portfolio managers that currently manage each Target Fund will also serve as the portfolio managers of the corresponding Acquiring Fund.  However, although the Target and Acquiring Funds will be managed by the same UBS Global AM (Americas) portfolio management team, the Target Funds have been managed by a portfolio management team at UBS Global AM (Americas) or its predecessor (Brinson Partners, Inc.) for more than fifteen years (UBS Global Equity Fund commenced operations on January 28, 1994, and UBS High Yield Fund commenced operations on September 30, 1997), while the Acquiring Funds will have only been managed by the team since their commencement of operations in 2012.  This factor supports the determination that the Target Funds should be the accounting survivors following the Reorganizations.

(ii)  Portfolio Composition.  As described below, the investment objective of each Target Fund is identical to that of the corresponding Acquiring Fund, and the investment strategies of each Target Fund are substantially similar to those of the corresponding Acquiring Fund.  Consequently, the portfolio composition of each Acquiring Fund is expected to be virtually identical to the portfolio composition of the corresponding Target Fund at the time of each Reorganization because each Acquiring Fund, as a shell fund, will be acquiring all of the assets and liabilities of its respective Target Fund.  This virtually identical portfolio composition supports the determination that the each Target Fund should be the accounting survivor following the Reorganizations.

(iii)  Investment Objectives, Policies and Restrictions.  The investment objective of each Target Fund is identical to that of the corresponding Acquiring Fund.  In addition, the investment strategies and policies of each Target Fund are substantially similar to those of the corresponding Acquiring Fund.  The primary differences in the investment strategies of the Target Funds as compared with the investment strategies of the Acquiring Funds are as a result of disclosure clarifications, which are expected to have no impact on UBS Global AM (Americas)’s actual management of the assets of the Funds.

The fundamental investment policies and restrictions of each Target Fund and corresponding Acquiring Fund are similar to one another, and include investment policies required by the Investment Company Act of 1940, as amended.  The UBS Global Equity Fund may sell securities short up to 10% of its net assets pursuant to its fundamental investment policy on issuing senior securities, although that Fund does not sell securities short as part of its investment strategies. The Nationwide Global Equity Fund has a non-fundamental investment restriction that permits it to sell securities short in limited circumstances.  However, the UBS

James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
August 27, 2012

Global Equity Fund does not, and the Nationwide Global Equity Fund does not expect to, sell securities short as part of its investment strategy; therefore this difference is not expected to affect the way in which the portfolio of the Nationwide Global Equity Fund is managed if the Reorganization is approved.

For more information about the Target and Acquiring Funds’ investment objectives, policies and restrictions, please refer to the Registration Statement.  Each Acquiring Fund will substantially retain the investment objective, policies and restrictions of the corresponding Target Fund, which supports the determination that the Target Funds should be the accounting survivors following the Reorganizations.

(iv)  Expense Structure and Expense Ratio.  As a result of the proposed Reorganizations and after any applicable expense waivers and reimbursements, shareholders of each Target Fund can expect to experience lower expenses as a percentage of average daily net assets as shareholders in the corresponding Acquiring Fund after the Reorganizations.

UBS Global Equity Fund/Nationwide Global Equity Fund: The UBS Funds and UBS Global AM (Americas) have entered into a written agreement pursuant to which UBS Global AM (Americas) has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period ending October 27, 2013, do not exceed 1.50% for Class A shares, 2.25% for Class C shares and 1.25% for Class Y shares.  With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 1.30% for Class A shares, 1.95% for Class C shares and 0.95% for Institutional Class shares until at least February 28, 2014.

UBS High Yield Fund/Nationwide High Yield Bond Fund: The UBS Funds and UBS Global AM (Americas) have entered into a written agreement pursuant to which UBS Global AM (Americas) has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period ending October 27, 2013, do not exceed 1.20% for Class A shares, 1.70% for Class C shares and 0.95% for Class Y shares.  With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 1.10% for Class A shares, 1.50% for Class C shares and 0.75% for Institutional Class shares until at least February 28, 2014.

This factor supports the determination that the Target Funds should be the accounting survivors following the Reorganizations.

(v)  Relative Asset Sizes of the Funds Involved in the Reorganizations.  The Acquiring Funds are shell funds and will have no assets prior to the Reorganizations.  Therefore, the net assets of each Target Fund will constitute 100% of the corresponding Acquiring Fund after the Reorganizations.  The fact that the assets of each Target Fund will constitute all of the assets of

James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
August 27, 2012

the corresponding Acquiring Fund post-Reorganization supports the determination that the Target Funds should be the accounting survivors following the Reorganizations.

Conclusion:  In light of the fact that following the Reorganizations, the advisory team, portfolio composition, objective, policies and restrictions, and asset size of each Acquiring Fund will be the same or substantially similar as the advisory team, portfolio composition, objective, policies and restrictions, and asset size of the corresponding Target Fund, the Registrant has determined that the Target Funds should be the accounting survivors.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at (610) 230-2864, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/Allan J. Oster
Allan J. Oster, Esquire
Assistant Secretary, Nationwide Mutual Funds

cc:           Elizabeth J. Reza, Esquire
Timothy W. Diggins, Esquire
Alexandra Oprescu, Esquire